Mail Stop 3651

      June 28, 2005

Via U.S. Mail and Facsimile

Gary F. Kimmons
President, Chief Executive Officer, and Chief Financial Officer
M Power Entertainment, Inc. (formerly GK Intelligent Systems,
Inc.)
432 Park Avenue South, 2nd Floor
New York, NY 10016

RE:	M Power Entertainment, Inc. (formerly GK Intelligent Systems,
Inc.)
			Form 10-KSB for the Fiscal Year Ended December 31,
2004

      File No. 000-22057



Dear Mr. Kimmons:

      We have reviewed your filing and have the following comments.
We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operation

1. In future filings please expand your MD&A section to include an introductory section or overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating your financial condition and operating results. Your introduction or overview should include, but not be limited to, the following:

* Include economic or industry-wide factors relevant to the company;
* Serve to inform the reader about how the company earns revenues and income, and generates cash;
* to the extent necessary or useful to convey this information, discuss your lines of business, locations, and principle products and services ( but an introduction should not merely duplicate disclosures in the Description of Business section); and
* provide insight into material opportunities, challenges and risks, such as those presented by known trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

	See FR-72 for guidance.


Critical Accounting Policies

2. We remind you that under existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company`s critical accounting measurements. In this regard, please revise future filings to include a "Critical Accounting Policies" section within MD&A that includes a discussion of your most critical accounting policies and estimates which should include but not be limited to revenue recognition, the determination of your allowance for doubt accounts, your policies for evaluating potential impairments in goodwill and long-lived assets and the determination of your valuation allowance for the deferred tax assets. Your discussion should address the factors as to how you arrived at the estimate(s), how accurate the estimate/assumption has been in the past, how much the estimate/assumptions has changed in the past and whether the estimate/assumptions is reasonably likely to change in the future. Additionally, you should consider the following when determining what other items should go in to your critical accounting policy disclosure:

* the nature of the estimate or assumptions is material due to levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
* the impact of the estimates and assumptions on financial condition or operating performance is material.

Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. See FR-60 and FR-72 for guidance.

Liquidity, page 18

3. We note from this disclosure and in Note 12 to your consolidated financial statements that you have committed to raise operating and growth capital for your newly acquired subsidiaries (i.e. WhiteCanyon
$4,000,000; CoraZong $1,500,000 and R.S $2,500,000).  In this regard,
please expand your Liquidity section to include in detail your plan to raise such capital. Additionally, if such plan has not been consummated by the respective parties involved, please explain your alternatives, if any, or state the consequences of not raising such capital.

Item 7. Financial Statements

Consolidated Statements of Stockholders` Equity, page F-6
Note 7.  Commitments and Contingencies, page F-19
Consulting Agreements, page F-21

4. We note that during your fiscal year ended December 31, 2004 the majority, approximately 63%, of your common stock was issued as consideration for services. Based on the significance of these transactions, please provide us with and revise your notes to your financial statements to include a disclosure describing by each individual entity the amount of common stock issued, price, nature of service, and confirm if the entity is or is not a related party. We may have further comments upon receipt of your response.

5. Reference is made to your issuance of shares in exchange for services received for each period presented. Supplementally tell us, with a view toward expanded disclosure in future filings, how you valued the transaction (i.e., based on the fair value of the shares issued or the services received).

Note 1.  Organization and Summary of Significant Accounting
Policies

f.   Revenue Recognition, page F-15

6. Expand your disclosure to indicate whether you record revenues associated with your staffing business on a gross or net basis. In this regard, supplementally tell us, with a view toward expanded disclosure in future filings, how you met the criteria set forth in
EITF 99-19 supporting your accounting treatment. We may have further comments upon review of your response.

m. Stock-Based Compensation, page F-18

7. Please revise your notes to the financial statements to include the disclosures required by paragraph 2(e) of SFAS No. 148.

Note 2. Notes Payable, page F-18

8. We note from your disclosure that you have various unsecured notes payable totaling $396,421, of which $232,421 was with related parties, bearing imputed interest rates from 10% to 18% per annum. In this regard, please revise future filings to include the disclosures required by paragraph 2 of SFAS No. 57.

Note 3. Accounts Payable, page F-18
Note 4. Accrued Liabilities, page F-19
Note 9. Gain on Release and Extinguishment of Debt, page F-22

9. We note from your disclosure in note 3, note 4 and note 9 that during the year ended December 31, 2003 and 2004 you recognized a gain of $2,220,782 and $966,581, respectively due to the fact that these amounts had been outstanding for periods exceeding the statue of limitations of four years and were determined to have been extinguished and thus written off. Supplementally tell us, with a view toward expanded disclosure, whether the transactions related to these liabilities were with related parties (if not already disclosed.) To the extent that the transactions were with related parties such as the transactions related to the write-off of $31,347 in accrued related party interest expense during the year ended December 31, 2003 as disclosed in Note 4, supplementally tell us why the related gains (losses) were not recorded as capital
transactions
(i.e., additional paid-in capital).  See footnote 1 to paragraph
20
of APB No. 20 and the analogous guidance set forth in Staff Accounting Bulletin Topic 5:T. Additionally, please provide us with a summary of, and disclose in your future filings, all related party accounts payable, notes payable, accrued liabilities and accrued interest at December 31, 2003 and 2004 and the nature of your relationship with each related party as required by paragraph 2 of SFAS No. 57.

10. We note from your disclosure that during 2003 and 2004 you extinguished debt in exchange for common stock recognizing a gain of
$85,788 and loss of $25,000 during 2003 and a gain of $26,298 during
2004. In this regard please provide us with, and disclose in your future filings, the number of shares issued in each transaction, the related fair market value of the stock issued and your method used to determine the fair market value of your common stock at the time of each debt extinguishment. In addition, supplementally tell us how you determined that the fair market value of your common stock was more clearly evident than the fair market value of the payable settled supporting your accounting for these transactions. We may have further comments upon review of your response.

Note 6. Going Concern, page F-19

11. Revise future filings to disclose management`s "viable plan" which has the capability of removing the threat to your continuation of your company as a going concern in accordance with Section
607.02
of the Financial Reporting Codification. The "viable plan" should include appropriate and prominent disclosure of your plans to overcome your financial difficulties. Similarly, expand your disclosure in MD&A.

Note 7.  Commitments and Contingencies, page F-19

12. Reference is made to the second paragraph.  If it is
reasonably
possible that the outcome of the uncertainty may result in a liability that would be material to an investor, please revise future filings to disclose the range of reasonably possible loss or made clear statement that a range cannot be estimated. See paragraph 10 of SFAS 5 and advise or revise future filings, as appropriate.







Note 10. Acquisitions, page F-23

Stellar Software Network, Inc.
Ascendant TSG

13. We note from your disclosure that you acquired all of the issued and outstanding shares of common stock of Stellar, in exchange for $191,000 paid in the form of the 8,025,211 shares of your common stock. In this regard please, provide us with, and revise future filings to explain, the basis for determining the fair market value of the above mentioned common stock. See paragraph 51 (d) of SFAS No.
141 for guidance. Also, we note from your disclosure in the third paragraph of Note 1(a) and in the first paragraph of Item 9.01 of your Form 8-K/A dated June 16, 2004 that the common shares that you issued in the acquisition of Stellar were restricted. In this regard, supplementally tell us, and revise future filings to disclose, the nature of the restriction(s).

14. We note from your disclosure that you deemed the primary value of
Stellar to be its customer lists, management experience and expertise, and network of professional and technical contacts.
You
also state that these factors contributed to your agreement to acquire Stellar for a purchase price exceeding the value of Stellar`s net assets. In this regard, it appears that you have acquired specific intangible assets, which meet the criteria for recognition apart from goodwill (e.g. customer lists, non-contractual customer relationships, employment contracts, etc.). Therefore, please revise your financial statements (including the pro forma information included on pages F-24 through F-26) to allocate part of your purchase price to the fair market value of the intangibles that you purchased. See paragraph A14 of SFAS No. 141 for guidance. Further, expand the notes to the financial statements to disclose your accounting treatment. Also, include the disclosures required by paragraphs 52(a) and (b) of SFAS No. 141.

15. Reference is made to your unaudited pro forma condensed statements of operations for the year ended December 31, 2004 and December 31, 2003, which gives effect to your acquisition of Stellar on page F-24. Please delete these pro forma statements since you have reflected the impact of your acquisition of Stellar in the unaudited pro forma condensed statements of operations on page F-26.

16. Reference is made to your unaudited pro forma condensed statements of operations for the year ended December 31, 2004, which gives effect to your acquisitions of Ascendant TSG and Stellar on page F-26. Please revise these pro forma financial statements to reflect the impact of Ascendant TSG`s results of operations for the period January 1, 2004 through August 12, 2004 (i.e., the period prior to your acquisition of Ascendant TSG). In this regard, you may revise the Ascendant TSG column to only reflect Ascendant TSG`s results of operations for the period January 1, 2004 through August
12, 2004 or you may delete Ascendant TSG `s results of operations for the period August 13, 2004 through December 31, 2004 since those results are already reflected in your historical results of operations for the year ended December 31, 2004. Similarly, revise your pro forma disclosures regarding your acquisition of Stellar. In addition, please delete the combined GK, Stellar column and historical earnings per share information for Ascendant TSG and Stellar since this information is not deemed meaningful. Also, include pro forma earnings per share information (basic and diluted) in accordance with paragraph 55 of SFAS No. 141.

17. Reference is made to your unaudited pro forma condensed statements of operations for the year ended December 31, 2004,which gives effect to your acquisitions of Ascendant TSG and Stellar on page F-26. Delete the write-off of goodwill in the amount of $1,584,865 as reflected in the pro forma adjustment column as this write-off should already be included in your historical statements of operations reflected in the third column. Please make the appropriate revisions.

18. We note from your disclosure that you acquired all of the issued and outstanding shares of common stock of TSG, in exchange for $1,500,000 paid in the form of the 42,857,153 shares of the Company`s common stock. In this regard please provide us with and revise future filings to explain the basis for determining the fair market value of the above mentioned common stock. See paragraph 51 (d) of SFAS No. 141 for guidance.

Note 11. Impairment of Goodwill

19. We note from note 6 that you do not have significant amounts of cash or other material assets, nor do you have an established source of revenues to cover your operating costs and to allow you to continue as a going concern. Additionally, you state that there is no assurance that you will be successful in raising the needed capital or that there will be sales of your software.
Furthermore,
you have a deficit in working capital and recurring operation losses.
In consideration of the above factors, please provide us with a summary of material relevant facts, assumptions, and estimates you considered in your goodwill impairment analysis related to the goodwill associated with the Stellar acquisition and further explain to us why you concluded that no impairment of goodwill was necessary for the periods presented in the filing as it relates to the goodwill associated to the Stellar acquisition. Finally, you state in note 1(i) that you follow SFAS No. 121, we advise you that SFAS No. 121 has been amended and superseded by SFAS No. 142 and SFAS No. 144, respectively. In this regard, please revise your notes to the consolidated financial statements to include your accounting policy related to the recognition and measurement of goodwill impairment loss supported by factors cited in paragraph 19 through 39 of SFAS No. 142. We may have further comment upon receipt of your response.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

20. Please file your Form 10-QSB for the quarter ended March 31,
2005
as soon as possible and comply with the comments on the Form 10-KSB for the year ended December 31, 2004 as they apply to filings on your
Form 10-QSB. Also, please ensure that you reflect the one for 200 reverse stock split of your common stock (disclosed in your Form 8-K filed on May 19, 2005 ) in the Form 10-QSB.  See paragraph 54 of
SFAS
No. 128.

Form 8-K/A dated June 16, 2004

21. While we are not requesting an amendment, please consider the following matters in future pro forma financial statements regarding acquisitions:

* please provide interim financial statements of the acquired company
(e.g., unaudited financial statements of Stellar for the six months ended June 30, 2004)

* please present a pro forma balance sheet for the latest period presented (e.g., a pro forma balance sheet for the interim period ended June 30, 2004 if the transaction had not already been included in your interim balance sheet for the period ended June 30, 2004) assuming he acquisition of Stellar occurred on June 30, 2004. Thus, a balance sheet for the year ended December 31, 2003 was not needed in this Form 8-K/A.

* please do not present historical combined columns for you and the acquired company prior to the pro forma adjustment column as the information is not deemed meaningful (e.g., do not present the combined historical columns of Stellar and GK in the pro forma balance sheet and pro forma statement of operations).

* please do not present historical earnings per share information for the acquired company on the face of the pro forma statements of operations as this information is not deemed meaningful to the combined company; however, please present pro forma earnings per share (basic and diluted) for the combined company.

* please see Item 310(d) of Regulation S-B and Article 11 of
Regulation S-X for guidance when preparing pro forma financial statements

Form 8-K/A Dated August 13, 2004

Unaudited Condensed Combined Pro Forma Financial Statements as of and for the six months period ended June 30, 2004

22. Consider the comments on the Form 8-K/A dated June 16, 2004 as they apply to your future pro forma financial statements regarding acquisitions, as applicable.

       As appropriate, please amend your filing and respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeff Jaramillo at (202) 551-3212 or Katherine Mathis, Review Accountant, at (202) 551-3383 if you have questions regarding comments on the financial statements and related matters.
Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.



							Sincerely,


							Joe Foti
							Senior Assistant Chief
Accountant



Via facsimile:	Gary F. Kimmons, President, Chief Executive
Officer,
and Chief Financial Officer




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Gary F. Kimmons
M Power Entertainment, Inc. (formerly GK Intelligent Systems,
Inc.)
June 28, 2005
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